UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cnova N.V.

(Name of Issuer)

Ordinary shares, par value €0.05

(Title of Class of Securities)
N20947 102

(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐            Rule 13d-1(b)

 ☐            Rule 13d-1(c)

 ☒            Rule 13d-1(d)

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Casino, Guichard-Perrachon S.A.(1)(2)(3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 412,114,952.(1)(2)(3) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 412,114,952.(1)(2)(3) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,114,952.(1)(2)(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 93.4%.(1)(2)(3) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A.,659,383 ordinary shares held of record by Almacenes Éxito S.A. and 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) As of December 31, 2014, Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2014, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A. As of December 31, 2014, Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and 94.4% of the voting power of Foncière Euris S.A. As of December 31, 2014, Foncière Euris S.A. held, directly or indirectly, 55.4% of the equity securities and 71.1% of the voting power of Rallye S.A. As of December 31, 2014, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is the indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly 54.8% of the equity securiites and voting power of  Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon's indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.
(3) Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 41.3% of the equity securities and 99.9% of the voting power of Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Companhia Brasileira de Distribuição (1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 220,481,500.(1)(2) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 220,481,500.(1)(2) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,481,500. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.0%.(1)(2) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) Companhia Brasileira de Distribuição, Via Varejo S.A. and certain other management and shareholders of Nova Pontocom Comércio Eletrônico S.A. hold, respectively, 52.3%, 43.9%, 1.8% and 2.0% of the equity securities of Nova Pontocom Comércio Eletrônico S.A.. In addition, Companhia Brasileira de Distribuição owns, directly or indirectly, 43.4% of the equity securities and 62.3% of the voting power of Via Varejo S.A. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Via Varejo S.A. is a public company with its shares traded on the Brazilian Securities, Commodities and Futures Exchange. Pursuant to a Shareholders Agreement (the "Nova Shareholders Agreement") entered into among the shareholders of Nova Pontocom Comércio Eletrônico S.A., the board of directors of Nova Pontocom Comércio Eletrônico S.A. consists of three members, two of whom are appointed by Companhia Brasileira de Distribuição and one of whom is appointed by Via Varejo S.A. Nova Pontocom Comércio Eletrônico S.A., Companhia Brasileira de Distribuição and Via Varejo S.A. hold 95.13%, 2.65% and 2.22% of the equity securities and voting power of Marneylectro S.à r.l., respectively.   Marneylectro S.à r.l. holds 100% of the equity securities and voting power of Marneylectro B.V. As a result of the Nova Shareholders Agreement, Companhia Brasileira de Distribuição and Via Varejo S.A. may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held of record by Marneylectro B.V.  Each of Companhia Brasileira de Distribuição and Via Varejo S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Euris S.A.S.(1)(2)(3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 414,114,952.(1)(2)(3) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 414,114,952.(1)(2)(3) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,114,952.(1)(2)(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 93.8%.(1)(2)(3) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A.,659,383 ordinary shares held of record by Almacenes Éxito S.A., 220,481,500 ordinary shares held of record by Marneylectro B.V. and 2,000,000 ordinary shares held of record by Euris S.A.S.
(2) As of December 31, 2014, Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2014, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A. As of December 31, 2014, Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and 94.4% of the voting power of Foncière Euris S.A. As of December 31, 2014, Foncière Euris S.A. held, directly or indirectly, 55.4% of the equity securities and 71.1% of the voting power of Rallye S.A. As of December 31, 2014, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is the indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly 54.8% of the equity securiites and voting power of Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon's indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.
(3) Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 41.3% of the equity securities and 99.9% of the voting power of Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Foncière Euris S.A.(1)(2)(3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 412,114,952.(1)(2)(3) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 412,114,952.(1)(2)(3) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,114,952.(1)(2)(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 93.4%.(1)(2)(3) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A.,659,383 ordinary shares held of record by Almacenes Éxito S.A. and 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) As of December 31, 2014, Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2014, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A. As of December 31, 2014, Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and 94.4% of the voting power of Foncière Euris S.A. As of December 31, 2014, Foncière Euris S.A. held, directly or indirectly, 55.4% of the equity securities and 71.1% of the voting power of Rallye S.A. As of December 31, 2014, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is the indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly 54.8% of the equity securiites and voting power of Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon's indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.
(3) Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 41.3% of the equity securities and 99.9% of the voting power of Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Finatis S.A.(1)(2)(3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 412,114,952.(1)(2)(3) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 412,114,952.(1)(2)(3) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,114,952.(1)(2)(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 93.4%.(1)(2)(3) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A.,659,383 ordinary shares held of record by Almacenes Éxito S.A. and 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) As of December 31, 2014, Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2014, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A. As of December 31, 2014, Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and 94.4% of the voting power of Foncière Euris S.A. As of December 31, 2014, Foncière Euris S.A. held, directly or indirectly, 55.4% of the equity securities and 71.1% of the voting power of Rallye S.A. As of December 31, 2014, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is the indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly 54.8% of the equity securiites and voting power of  Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon's indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.
(3) Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 41.3% of the equity securities and 99.9% of the voting power of Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Marneylectro B.V.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 220,481,500.(1) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 220,481,500.(1) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,481,500.(1) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.0%.(1) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Companhia Brasileira de Distribuição, Via Varejo S.A. and certain other management and shareholders of Nova Pontocom Comércio Eletrônico S.A. hold, respectively, 52.3%, 43.9%, 1.8% and 2.0% of the equity securities of Nova Pontocom Comércio Eletrônico S.A.. In addition, Companhia Brasileira de Distribuição owns, directly or indirectly, 43.4% of the equity securities and 62.3% of the voting power of Via Varejo S.A. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Via Varejo S.A. is a public company with its shares traded on the Brazilian Securities, Commodities and Futures Exchange. Pursuant to a Shareholders Agreement (the "Nova Shareholders Agreement") entered into among the shareholders of Nova Pontocom Comércio Eletrônico S.A., the board of directors of Nova Pontocom Comércio Eletrônico S.A. consists of three members, two of whom are appointed by Companhia Brasileira de Distribuição and one of whom is appointed by Via Varejo S.A. Nova Pontocom Comércio Eletrônico S.A., Companhia Brasileira de Distribuição and Via Varejo S.A. hold 95.13%, 2.65% and 2.22% of the equity securities and voting power of Marneylectro S.à r.l., respectively.   Marneylectro S.à r.l. holds 100% of the equity securities and voting power of Marneylectro B.V. As a result of the Nova Shareholders Agreement, Companhia Brasileira de Distribuição and Via Varejo S.A. may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held of record by Marneylectro B.V.  Each of Companhia Brasileira de Distribuição and Via Varejo S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Marneylectro S.à r.l.(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 220,481,500.(1)(2) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 220,481,500.(1)(2) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,481,500.(1)(2) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.0%.(1)(2) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) Companhia Brasileira de Distribuição, Via Varejo S.A. and certain other management and shareholders of Nova Pontocom Comércio Eletrônico S.A. hold, respectively, 52.3%, 43.9%, 1.8% and 2.0% of the equity securities of Nova Pontocom Comércio Eletrônico S.A.. In addition, Companhia Brasileira de Distribuição owns, directly or indirectly, 43.4% of the equity securities and 62.3% of the voting power of Via Varejo S.A. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Via Varejo S.A. is a public company with its shares traded on the Brazilian Securities, Commodities and Futures Exchange. Pursuant to a Shareholders Agreement (the "Nova Shareholders Agreement") entered into among the shareholders of Nova Pontocom Comércio Eletrônico S.A., the board of directors of Nova Pontocom Comércio Eletrônico S.A. consists of three members, two of whom are appointed by Companhia Brasileira de Distribuição and one of whom is appointed by Via Varejo S.A. Nova Pontocom Comércio Eletrônico S.A., Companhia Brasileira de Distribuição and Via Varejo S.A. hold 95.13%, 2.65% and 2.22% of the equity securities and voting power of Marneylectro S.à r.l., respectively.   Marneylectro S.à r.l. holds 100% of the equity securities and voting power of Marneylectro B.V. As a result of the Nova Shareholders Agreement, Companhia Brasileira de Distribuição and Via Varejo S.A. may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held of record by Marneylectro B.V.  Each of Companhia Brasileira de Distribuição and Via Varejo S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Jean-Charles Naouri (1)(2)(3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 414,114,952.(1)(2)(3) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 414,114,952.(1)(2)(3) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,114,952.(1)(2)(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 93.8%.(1)(2)(3) See Item 4.
12	TYPE OF REPORTING PERSON IN
(1) Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A.,659,383 ordinary shares held of record by Almacenes Éxito S.A., 220,481,500 ordinary shares held of record by Marneylectro B.V. and 2,000,000 ordinary shares held of record by Euris S.A.S.
(2) As of December 31, 2014, Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2014, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A. As of December 31, 2014, Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and 94.4% of the voting power of Foncière Euris S.A. As of December 31, 2014, Foncière Euris S.A. held, directly or indirectly, 55.4% of the equity securities and 71.1% of the voting power of Rallye S.A. As of December 31, 2014, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is the indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly 54.8% of the equity securiites and voting power of  Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon's indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.
(3) Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 41.3% of the equity securities and 99.9% of the voting power of Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Nova Pontocom Comércio Eletrônico S.A. (1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 209,740,997.(1)(2) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 209,740,997.(1)(2) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,740,997.(1)(2) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.5%.(1)(2) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 209,740,997 ordinary shares held indirectly through Nova Pontocom Comércio Electrônico S.A.'s 95.13% interest in Marneylectro S.à.r.l. and its 100% interest in Marneylectro B.V.
(2) Companhia Brasileira de Distribuição, Via Varejo S.A. and certain other management and shareholders of Nova Pontocom Comércio Eletrônico S.A. hold, respectively, 52.3%, 43.9%, 1.8% and 2.0% of the equity securities of Nova Pontocom Comércio Eletrônico S.A.. In addition, Companhia Brasileira de Distribuição owns, directly or indirectly, 43.4% of the equity securities and 62.3% of the voting power of Via Varejo S.A. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Via Varejo S.A. is a public company with its shares traded on the Brazilian Securities, Commodities and Futures Exchange. Pursuant to a Shareholders Agreement (the "Nova Shareholders Agreement") entered into among the shareholders of Nova Pontocom Comércio Eletrônico S.A., the board of directors of Nova Pontocom Comércio Eletrônico S.A. consists of three members, two of whom are appointed by Companhia Brasileira de Distribuição and one of whom is appointed by Via Varejo S.A. Nova Pontocom Comércio Eletrônico S.A., Companhia Brasileira de Distribuição and Via Varejo S.A. hold 95.13%, 2.65% and 2.22% of the equity securities and voting power of Marneylectro S.à r.l., respectively.   Marneylectro S.à r.l. holds 100% of the equity securities and voting power of Marneylectro B.V. As a result of the Nova Shareholders Agreement, Companhia Brasileira de Distribuição and Via Varejo S.A. may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held of record by Marneylectro B.V.  Each of Companhia Brasileira de Distribuição and Via Varejo S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Rallye S.A.(1)(2)(3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 412,114,952.(1)(2)(3) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 412,114,952.(1)(2)(3) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,114,952.(1)(2)(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 93.4%.(1)(2)(3) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A.,659,383 ordinary shares held of record by Almacenes Éxito S.A. and 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) As of December 31, 2014, Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2014, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A. As of December 31, 2014, Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and 94.4% of the voting power of Foncière Euris S.A. As of December 31, 2014, Foncière Euris S.A. held, directly or indirectly, 55.4% of the equity securities and 71.1% of the voting power of Rallye S.A. As of December 31, 2014, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is the indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly 54.8% of the equity securiites and voting power of  Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon's indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.
(3) Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 41.3% of the equity securities and 99.9% of the voting power of Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Sudaco Participações S.A.(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 220,481,500.(1)(2) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 220,481,500.(1)(2) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,481,500.(1)(2) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.0%.(1)(2) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Via Varejo S.A.(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 220,481,500.(1)(2) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 220,481,500.(1)(2) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,481,500.(1)(2) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.0%. (1)(2) See Item 4.
12	TYPE OF REPORTING PERSON CO
(1) Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) Companhia Brasileira de Distribuição, Via Varejo S.A. and certain other management and shareholders of Nova Pontocom Comércio Eletrônico S.A. hold, respectively, 52.3%, 43.9%, 1.8% and 2.0% of the equity securities of Nova Pontocom Comércio Eletrônico S.A.. In addition, Companhia Brasileira de Distribuição owns, directly or indirectly, 43.4% of the equity securities and 62.3% of the voting power of Via Varejo S.A. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Via Varejo S.A. is a public company with its shares traded on the Brazilian Securities, Commodities and Futures Exchange. Pursuant to a Shareholders Agreement (the "Nova Shareholders Agreement") entered into among the shareholders of Nova Pontocom Comércio Eletrônico S.A., the board of directors of Nova Pontocom Comércio Eletrônico S.A. consists of three members, two of whom are appointed by Companhia Brasileira de Distribuição and one of whom is appointed by Via Varejo S.A. Nova Pontocom Comércio Eletrônico S.A., Companhia Brasileira de Distribuição and Via Varejo S.A. holds 95.13%, 2.65% and 2.22% of the equity securities and voting power of Marneylectro S.à r.l., respectively.   Marneylectro S.à r.l. holds 100% of the equity securities and voting power of Marneylectro B.V. As a result of the Nova Shareholders Agreement, Companhia Brasileira de Distribuição and Via Varejo S.A. may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held of record by Marneylectro B.V.  Each of Companhia Brasileira de Distribuição and Via Varejo S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only). Wilkes Participações S.A.(1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 220,481,500.(1)(2) See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 220,481,500.(1)(2) See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,481,500.(1)(2) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.0%.(1)(2) See Item 5.
12	TYPE OF REPORTING PERSON CO
(1) Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2) Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

ITEM 1.

(a) Name of Issuer

Cnova N.V.

(b) Address of Issuer's Principal Executive Offices:

WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
 1118 BH Schiphol
The Netherlands

ITEM 2.  Identity and Background.

(a) Name of Persons Filing

The names of the persons filing this statement are as follows:

1.	Casino, Guichard-Perrachon S.A. ("Casino");
2.	Companhia Brasileira de Distribuição ("CBD");
3.	Euris S.A.S. ("Euris");
4.	Foncière Euris S.A. ("Fonciere Euris");
5.	Finatis S.A. ("Finatis ");
6.	Marneylectro B.V.;
7.	Marneylectro S.à r.l.;
8.	Jean-Charles Naouri ("Mr. Naouri");
9.	Nova Pontocom Comércio Eletrônico S.A. ("Nova Pontocom");
10.	Rallye S.A. ("Rallye");
11.	Sudaco Participações S.A. ("Sudaco") ;
12.	Via Varejo S.A. ("Via Varejo"); and
13.	Wilkes Participações S.A. ("Wilkes");
(each a "Reporting Person," and collectively, the "Reporting Persons").  This Schedule 13G is being filed pursuant to a Joint Filing Agreement (the "Joint Filing Agreement"), attached hereto as Exhibit 1.

(b) Address of Principal Business Office or, if none, Residence

The address of the each Reporting Person is as follows:

1.	Casino: 1 Esplanade de France, 42000 Saint-Etienne (France);
2.	CBD: Avenida Brigaderio Luiz Antonio 3142, São Paulo, São Paulo (Brazil);
3.	Euris: 83, rue du Faubourg Saint-Honoré, 75008 Paris (France);
4.	Fonciere Euris: 83, rue du Faubourg Saint-Honoré, 75008 Paris (France);
5.	Finatis: 83, rue du Faubourg Saint-Honoré, 75008 Paris (France);
6.	Marneylectro B.V.: Schiphol Boulevard 231, 1118 BH Schiphol (the Netherlands);
7.	Marneylectro S.à r.l.: 15 Rue Edward Steichen, L-2540 Luxembourg (Luxembourg);
8.	Mr. Naouri: 1 Esplanade de France, 42000 Saint-Etienne (France);
9.	Nova Pontocom: Rua Gomes de Carvalho, 1609/1617 (3̊ - 7̊ andares), São Paulo, São Paulo (Brazil);
10.	Rallye: 83, rue du Faubourg Saint-Honoré, 75008 Paris (France);
11.	Sudaco: Rua Libero Badaró, 293, 27º andar, cj. D, 70, São Paulo, São Paulo (Brazil);
12.	Via Varejo: Rua João Pessao, 83, São Caetano do Sul, São Paulo (Brazil); and
         13.   Wilkes: Avenida Brigadeiro Luiz Antônio, São Paulo, SP 3126 (Brazil).

(c) Citizenship

        See the response(s) to Item 4 of the attached cover pages.
(d) Title of Class of Securities

Ordinary shares, par value €0.05 per share.

(e) CUSIP Number

N20947 102

ITEM 3.

Not applicable.
ITEM 4.  Ownership.

(a) (b) Number and percentage of Issuer ordinary shares beneficially owned as of December 31, 2014 by each Reporting Person:
	Number of Shares	Percentage of Class
Casino	412,114,952	93.4%
CBD	220,481,500	50.0%
Euris	414,114,952	93.8%
Fonciere Euris	412,114,952	93.4%
Finatis	412,114,952	93.4%
Marneylectro B.V.	220,481,500	50.0%
Marneylectro S.à r.l.	220,481,500	50.0%
Mr. Naouri	414,114,952	93.8%
Nova Pontocom	209,740,997	47.5%
Rallye	412,114,952	93.4%
Sudaco	220,481,500	50.0%
Via Varejo	220,481,500	50.0%
Wilkes	220,481,500	50.0%

Because each of the Reporting Persons was granted special voting shares pursuant to the Special Voting Agreement, which was filed as Exhibit 4.2 to the Issuer's registration statement on Form F-1 (File No. 333-196521), each Reporting Person is entitled to one additional vote per share.   Each Reporting Person may be deemed to beneficially own equity securities of the Company representing the following percentage of the voting power of the Issuer:
Percentage
Casino	96.6%
CBD	51.7%
Euris	96.8%
Fonciere Euris	96.6%
Finatis	96.6%
Marneylectro B.V.	51.7%
Marneylectro S.à r.l.	51.7%
Mr. Naouri	96.8%
Nova Pontocom	49.2%
Rallye	96.6%
Sudaco	51.7%
Via Varejo	51.7%
Wilkes	51.7%

(c) (i) Number of Issuer ordinary shares beneficially owned as of December 31, 2014,as to which each Reporting Person has sole power to vote or direct the vote:

Number
Casino	0
CBD	0
Euris	0
Fonciere Euris	0
Finatis	0
Marneylectro B.V.	0
Marneylectro S.à r.l.	0
Mr. Naouri	0
Nova Pontocom	0
Rallye	0
Sudaco	0
Via Varejo	0
Wilkes	0

(c) (ii) Number of Issuer ordinary shares beneficially owned as of December 31, 2014,as to which each Reporting Person has shared  power to vote or direct the vote:
Number
Casino	412,114,952
CBD	220,481,500
Euris	414,114,952
Fonciere Euris	412,114,952
Finatis	412,114,952
Marneylectro B.V.	220,481,500
Marneylectro S.à r.l.	220,481,500
Mr. Naouri	414,114,952
Nova Pontocom	209,740,997
Rallye	412,114,952
Sudaco	220,481,500
Via Varejo	220,481,500
Wilkes	220,481,500

(c) (iii) Number of Issuer ordinary shares beneficially owned as of December 31, 2014, as to which each Reporting Person has sole power to dispose or to direct the disposition of:

Number
Casino	0
CBD	0
Euris	0
Exito	0
Fonciere Euris	0
Finatis	0
Marneylectro B.V.	0
Marneylectro S.à r.l.	0
Mr. Naouri	0
Nova Pontocom	0
Rallye	0
Sudaco	0
Via Varejo	0
Wilkes	0

(c) (iv) Number of Issuer ordinary shares beneficially owned as of December 31, 2014, as to which each Reporting Person has shared power to dispose or to direct the disposition of:
Number
Casino	412,114,952
CBD	220,481,500
Euris	414,114,952
Fonciere Euris	412,114,952
Finatis	412,114,952
Marneylectro B.V.	220,481,500
Marneylectro S.à r.l.	220,481,500
Mr. Naouri	414,114,952
Nova Pontocom	209,740,997
Rallye	412,114,952
Sudaco	220,481,500
Via Varejo	220,481,500
Wilkes	220,481,500

The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on December 31, 2014, 441,297,846 Issuer ordinary shares and 412,114,952 special voting shares, which share numbers were provided to the Reporting Persons by the Company.
ITEM 5.  Ownership of Five Percent or Less of a Class.

Not applicable.
ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.
ITEM 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.
ITEM 8.  Identification and Classification of Members of the Group.

Not applicable.
ITEM 9.  Notice of Dissolution of Group.

Not applicable.
ITEM 10.   Certification.

Not applicable.

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated as of February 17, 2015, among the Reporting Persons.
2
Form of Special Voting Agreement among the Voting Depositary, Cnova N.V., Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Almacenes Éxito S.A., in the presence and acknowledgement of Marneylectro B.V., Marneylectro S.à r.l. and Nova Pontocom Comércio Eletrônico S.A. (incorporated by reference to Exhibit 4.2 to the Issuer's registration statement on Form F-1 (File No. 333-196521)).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015	Casino, Guichard-Perrachon S.A.

	By:	/s/ Jean-Charles Naouri
	Name:	Jean-Charles Naouri
	Title:	Chairman and C.E.O.

Companhia Brasileira de Distribuição

	By:	/s/ Antonio Salvador
	Name:	Antonio Salvador
	Title:	Personnel Vice President

Euris S.A.S.

	By:	/s/ Jean-Charles Naouri
	Name:	Jean-Charles Naouri
	Title:	President

Foncière Euris S.A

	By:	/s/ Michel Savart
	Name:	Michel Savart
	Title:	Chairman and C.E.O.

Finatis S.A.

	By:	/s/ Didier Lévêque
	Name:	Didier Lévêque
	Title:	Chairman and C.E.O.

Marneylectro B.V.

	By:	/s/ Othon Vela
	Name:	Othon Vela
	Title:	Director

Marneylectro S.à r.l.

	By:	/s/ Pascal River
	Name:	Pascal River
	Title:	Class A Manager

Jean-Charles Naouri
	By:	/s/ Jean-Charles Naouri
	Name:	/s/ Jean-Charles Naouri
Title:

Nova Pontocom Comércio Eletrônico S.A.

	By:	/s/ Emmanuel Eric Lemaitre
	Name:	Emmanuel Eric Lemaitre
	Title:	Officer

Rallye S.A.

	By:	/s/ Didier Carlier
	Name:	Didier Carlier
	Title:	C.E.O.

Sudaco Participações S.A.
	By:	/s/ Carlos Prado
	Name:	Carlos Prado
	Title:	Director

Via Varejo S.A.
	By:	/s/ Libano Miranda Barroso
	Name:	Libano Miranda Barroso
	Title:	C.E.O.

Wilkes Participações S.A.
	By:	/s/ Carlos Prado
	Name:	Carlos Prado
	Title:	Director

[Signature page to Schedule 13G]

JOINT FILING AGREEMENT
      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Cnova N.V. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the equity securities of Cnova N.V. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an Exhibit to such Schedule 13G and any amendments thereto.

 In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 17 day of February, 2015.  This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

[remainder intentionally blank]

Date: February 17, 2015	Casino, Guichard-Perrachon S.A.

	By:	/s/ Jean-Charles Naouri
	Name:	Jean-Charles Naouri
	Title:	Chairman and C.E.O.

Companhia Brasileira de Distribuição

	By:	/s/ Antonio Salvador
	Name:	Antonio Salvador
	Title:	Personnel Vice President

Euris S.A.S.

	By:	/s/ Jean-Charles Naouri
	Name:	Jean-Charles Naouri
	Title:	President

Foncière Euris S.A

	By:	/s/ Michel Savart
	Name:	Michel Savart
	Title:	Chairman and C.E.O.

Finatis S.A.

	By:	/s/ Didier Lévêque
	Name:	Didier Lévêque
	Title:	Chairman and C.E.O.

Marneylectro B.V.

	By:	/s/ Othon Vela
	Name:	Othon Vela
	Title:	Director

Marneylectro S.à r.l.

	By:	/s/ Pascal River
	Name:	Pascal River
	Title:	Class A Manager

Jean-Charles Naouri
	By:	/s/ Jean-Charles Naouri
	Name:	/s/ Jean-Charles Naouri
Title:

Nova Pontocom Comércio Eletrônico S.A.

	By:	/s/ Emmanuel Eric Lemaitre
	Name:	Emmanuel Eric Lemaitre
	Title:	Officer

Rallye S.A.

	By:	/s/ Didier Carlier
	Name:	Didier Carlier
	Title:	C.E.O.

Sudaco Participações S.A.
	By:	/s/ Carlos Prado
	Name:	Carlos Prado
	Title:	Director

Via Varejo S.A.
	By:	/s/ Libano Miranda Barroso
	Name:	Libano Miranda Barroso
	Title:	C.E.O.

Wilkes Participações S.A.
	By:	/s/ Carlos Prado
	Name:	Carlos Prado
	Title:	Director

[Signature page to Joint Filing Agreement]